SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________to _______________

Commission File No. 0-15264

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Manatron, Inc., 510 East Milham Road, Portage, Michigan 49002.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Years ended December 31, 2002 and 2001

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2002 and 2001

Report of Independent Auditors

To the Administrative Committee of the
   Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

We have audited the accompanying statements of net assets available for benefits of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

April 11, 2003

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Statements of Net Assets Available for Benefits
	December 31,
	2002	2001
Assets
Participant-directed investments, at fair value:
Mutual funds	$5,628,341	$5,988,764
Collective fund	577,571	465,945
Securities of employer	611,104	308,526
Participant loans receivable	78,607	45,775
Total participant-directed investments	6,895,623	6,809,010

Participant-directed contributions receivable:
Employee contributions receivable	32,145	71,485
Employer match receivable	4,027	150,621
	6,931,795	7,031,116

Employee stock ownership plan investments, at fair value:
Shares of Manatron, Inc. common stock allocated to participants	767,253	623,996
ESOP contribution receivable	57,750	-
Total employee stock ownership plan assets	825,003	623,996
Total assets	7,756,798	7,655,112

Liabilities
Return of excess contributions	-	50,177
Net assets available for benefits	$7,756,798	$7,604,935

See accompanying notes to financial statements.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Statements of Changes in Net Assets Available for Benefits
	Year ended December 31, 2002			Year ended December 31, 2001
	Participant- Directed	Allocated ESOP Investment	Total	Participant- Directed	Allocated ESOP Investment	Total
Additions
Net (depreciation) appreciation in fair value of investments	$(1,203,311)	$194,464	$(1,008,847)	$ (986,828)	$140,076	$ (846,752)
Interest and dividends	94,063	-	94,063	120,113	-	120,113
	(1,109,248)	194,464	(914,784)	(866,715)	140,076	(726,639)

Contributions:
Employee	1,147,938	-	1,147,938	1,149,147	-	1,149,147
Employer	147,045	57,750	204,795	150,621	-	150,621
	1,294,983	57,750	1,352,733	1,299,768	-	1,299,768
Total additions	185,735	252,214	437,949	433,053	140,076	573,129

Deductions
Benefit payments	234,879	51,207	286,086	409,934	74,341	484,275
Net additions (deductions)	(49,144)	201,007	151,863	23,119	65,735	88,854

Net assets available for benefits at beginning of year	6,980,939	623,996	7,604,935	6,957,820	558,261	7,516,081
Net assets available for benefits at end of year	$ 6,931,795	$825,003	$ 7,756,798	$6,980,939	$623,996	$7,604,935

See accompanying notes to financial statements.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements

Years ended December 31, 2002 and 2001

1.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Investments

The quoted market price, as reported by the Trustee, was used to approximate the fair value for all investments. Net appreciation (depreciation) in fair value of investments included in the statements of changes in net assets available for benefits is comprised of unrealized gains or losses resulting from changes in market prices and realized gains and losses on sales of investments.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term; such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts previously reported in 2001 have been reclassified to conform with the presentation used in 2002.

2.  Description of Plan

The following description of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan (the Plan) provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements (continued)

2.  Description of Plan (continued)

General

The Plan was established in 1988 by Manatron, Inc. (the Company or Sponsor) as the Manatron, Inc. Salary Deferral Plan. In 1995, the Company amended the Plan to include a leveraged employee stock ownership plan (ESOP) feature and renamed the Plan the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan. The Plan is designed to comply with specific sections and regulations of the Internal Revenue Code of 1986, as amended (the Code), and is therefore subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

In connection with the 1995 amendment, the Plan purchased 142,858 shares of the Company's common stock for $500,000 from Allen F. Peat, former Chairman and Chief Executive Officer of the Company using the proceeds of a bank borrowing. The bank borrowing was repaid over the term of the note and shares were allocated based on the principal and interest payments. As of June 30, 2000, all shares of the ESOP have been allocated.

Overall responsibility for administering the Plan rests with the Plan Administrative Committee, which is appointed by the Board of Directors of the Company. Comerica Bank, the Plan's Trustee (the Trustee), is responsible for the management and control of the Plan's participant-directed assets and has discretionary responsibility for the investment and management of such assets. The Plan's Sponsor is responsible for the management and control of the non-participant directed ESOP shares.

Eligibility

The Plan is a defined contribution plan covering substantially all employees of the Company. Generally, an employee may become a participant in the Plan with respect to elective contributions immediately upon completion of one hour of eligible service and having attained age 21. An employee may become a participant in the Plan with respect to all other contributions immediately upon completion of one year of eligible service and having attained age 21, as described in the Plan.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements (continued)

2.  Description of Plan (continued)

Contributions and Vesting

The Plan provides for three different types of contributions:

ESOP Contributions

As previously described, in 2000 the Company had completed its required contributions for loan repayments to the ESOP trust and the related shares of Company common stock held by the ESOP trust were released and allocated to the Plan's participants. Since the 1995 purchase of Company stock, no additional borrowings have been made by the ESOP trust, which would require repayment contributions. The Plan also allows for discretionary ESOP contributions. Discretionary ESOP contributions are allocated to the Plan's participants based on each participant's compensation for the Plan year in proportion to the total compensation paid to all eligible participants for the Plan year. In 2002, $57,750 was discretionarily contributed, which was used to purchase 12,500 shares of Company stock. The Company did not make a discretionary contribution to the Plan in 2001.

Profit-Sharing Contributions

Each year the Company decides whether to make a profit-sharing contribution to the Plan and the amount to be contributed. Participants must be employed on the last day of the Plan year to be eligible for the Company's contribution. The amount credited to a participant's profit-sharing account will be determined in the same manner as the ESOP contributions. There were no discretionary profit-sharing contributions in 2002 or 2001.

Elective Salary Deferral and Company Matching Contributions

Employees who participate in the Plan can elect to make voluntary pre-tax contributions as a percentage of their annual compensation. Annual participant contributions are limited to the maximum amount permitted by the Code. The Company's matching contribution (currently 25% of participant's contribution up to 1.25% of eligible compensation) is set forth in the Plan document and may be changed by resolution of the Company. The Company's matching contributions during 2002 and 2001 were approximately $147,000 and $151,000, respectively.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements (continued)

2.  Description of Plan (continued)

Contributions and Vesting (continued)

Vesting

Participants are 100% vested in rollovers, direct transfers, elective salary deferral contributions, matching contributions and non-elective contribution accounts. Vesting for ESOP and profit-sharing contribution accounts is determined by the years of vesting service. One year of vesting service is 1,000 hours or more of service in the Plan year. Participants become 20% vested after three years of vesting service and continue to vest 20% annually until they are 100% vested.

Participant Loans

Participants of the Plan may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the related investment fund from (to) the participant loan fund. Loan terms of the promissory notes range from one to five years or a reasonable period for the purchase of a primary residence. The promissory notes are secured by the balance in the participant's account and bear interest at the bank's prime rate plus 1% determined at the date of issuance. Principal and interest payments will be made ratably through payroll deductions. Currently there are loans outstanding with a total face value of approximately $79,000.

Net Investment Income (Loss)

Investment income (loss) is allocated to participants based on the ratio of a participant's balance in each investment fund to total participant balances in the corresponding investment fund.

Forfeitures

After an employee terminates employment, any non-vested amounts in the participant's account will be forfeited. Forfeited amounts are allocated to all remaining participants in the same manner as investment income (loss).

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements (continued)

2.  Description of Plan (continued)

Distributions to Participants

Distributions to participants generally occur upon a participant's retirement or termination of employment. However, participants may defer distribution of their benefits until reaching age 70 1/2. Vested balances of retired or terminated participants may be distributed in a lump-sum payment, annuity, installments or transfer.

Administrative Expense

The Plan is administered by the Company. Although not obligated to do so, the Company pays administrative expenses and Trustee fees on behalf of the Plan.

Plan Termination

Although it has no current intent to do so, the Company reserves the right to terminate the Plan and trust, or to cease or suspend further contributions, at any time, subject to the Plan's provisions and applicable provisions of ERISA. Upon termination of the Plan, all participants' accounts become fully vested and non-forfeitable.

3.  Investments

The fair value of individual investments that represent 5% or more of the Plan's total net assets as of December 31 are as follows:

	2002		2001

Fidelity Magellan Fund	$1,093,388		$1,313,438
Fidelity Puritan Fund	1,044,423		1,047,993
Munder Index 500 Fund	767,434		957,454
ESOP Investment in Manatron Common Stock**	767,253	*	623,996	*
Janus Worldwide Investment Fund	687,470		883,968
Manatron, Inc. Common Stock Fund	611,104
Comerica Guaranteed Investment Contract Fund**	577,571		465,945
Janus Mercury Investment Fund	505,743		781,931
Janus Growth and Income Fund	478,554		467,252
Neuberger Berman Genesis Trust Fund	404,476

*  Nonparticipant-directed.
**Represents party-in-interest.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements (continued)

4.  Net Appreciation (Depreciation) in Fair Value of Investments

The following table summarizes the net appreciation (depreciation) in fair value by investment (including investments purchased and sold, as well as those held during the year) for the years ended December 31:

	2002	2001

Mutual Funds	$(1,330,609)	$(1,047,470)
Securities of Employer	321,762	200,718
	$(1,008,847)	$ (846,752)

5.  Tax Status

The Plan obtained its latest determination letter dated July 26, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

EIN #: 38-1983228
Plan #: 002

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Fair Value

Participant-Directed Investments
Securities of Employer:
*Manatron, Inc.	Manatron, Inc. Common Stock Fund	$ 611,104

Collective Fund:
*Comerica	Guaranteed Investment Contract Fund	577,571

Mutual Funds:
Munder	Index 500 Fund	767,434
	Intermediate Bond Fund	240,408
Fidelity	Magellan Fund	1,093,388
	Puritan Fund	1,044,423
	Mid Cap Fund	180,954
Janus	Worldwide Investment Fund	687,470
	Mercury Investment Fund	505,743
	Growth and Income Fund	478,554
Dreyfus	Mid Cap Fund	97,339
AIM	Basic Value Fund	128,042
Neuberger Berman	Genesis Trust Fund	404,476
ProVal	Restricted Equity	110
Total mutual funds		5,628,341

EIN #: 38-1983228
Plan #: 002

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2002

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Fair Value

Participant Loans Receivable
*Comerica Bank	Interest at rates ranging from 5.75% to 10.50%, maturing at various dates through 2017	$ 78,607
Total participant-directed investments		6,895,623

Employee stock ownership plan investments *Manatron, Inc.	Common stock (166,072 shares)	767,253
Total assets held for investment purposes		$7,662,876

*Represents a party-in-interest.

There were no assets reportable as acquired and disposed of during the year.

There were no reportable transactions under category (i), (ii), (iii) or (iv) during 2002 that are required to be disclosed.

Exhibits:

23	Consent of Ernst & Young LLP dated June 23, 2003.

99

Certificate of Chief Executive Officer and Chief Financial Officer pursuant to Section906 of the Sarbanes-Oxley Act of 2002. This exhibit is furnished, not filed, in accordance with SEC Release Number 33-8212.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 23, 2003	MANATRON, INC. EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

		By:	/s/ Paul R. Sylvester
Paul R. Sylvester President and Chief Executive Officer and Member of the Administrative Committee of the Manatron, Inc. Salary Deferral and Employee Stock Option Plan

EXHIBIT INDEX

Exhibit	Document

23	Consent of Ernst & Young LLP dated June 23, 2003.

99

Certificate of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This exhibit is furnished, not filed, in accordance with SEC Release Number 33-8212.